UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-38712

Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, has received notification from NASDAQ Listing Qualifications (“NASDAQ”) on October 21, 2022 that it is not in compliance with the minimum bid price requirement set forth in Listing Rules for continued listing on the NASDAQ Stock Exchange as the closing price of the Company’s ADSs have been less than US$1 over a consecutive 30-trading-day period.

In accordance with Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, being until April 19, 2023, to regain compliance with the minimum bid price. In order to regain compliance, the Company’s ADSs must have a closing bid price of at least US$1 for a minimum of 10 consecutive trading days. In the event that the Company does not regain compliance during the first notice period of 180 calendar days, or by April 19, 2023, the Company may be eligible for additional time to regain compliance or may face delisting from the exchange.

The Company is currently in compliance with all other NASDAQ continued listing standards. The NASDAQ notification does not affect the Company’s business operations or its Securities and Exchange Commission reporting requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2022

Pintec Technology Holdings Limited

By:	/s/ Victor Huike Li

Name:	Victor Huike Li

Title:	Director and Chief Executive Officer